April 12, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:
Martin James
Praveen Kartholy
Kate Tillan

Re: Form 10-K for the Fiscal Year Ended December 31, 2012

Ladies and Gentlemen:

This letter is in response to the staff's comments, dated April 11, 2013, regarding the Form 10-K for the fiscal year ended December 31, 2012 filed by Colfax Corporation (“the Company” or “we,” “us” or “our”). Below are our responses to the staff's comments. For the convenience of the staff, we have set out each of the staff's comments in italics immediately preceding our corresponding response.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 8. Financial Statements

1.	Further to your response to prior comments 1 and 6, in future filings, please include the disclosures required by FASB ASC 805-10-50-2 and FASB ASC 280-10-50-41.

In future filings, the Company will disclose of the amounts of revenue and earnings since the acquisition date included in the consolidated income statement for the reporting period of the entities acquired during the period or after the reporting date but before the financial statements are issued or available to be issued.

In future filings, the Company will state the basis for attributing revenue to individual countries, that revenues and property, plant and equipment in any individual foreign country are not material (or provide disclosure to the extent an individual foreign country is material), and that it is impracticable to provide geographic disclosure for any long-lived assets in total.

Note 17. Segment Information, page 85

2.	We note from your response to prior comment 5 that you aggregate your fluid handling and gas handling operating segments. In future filings please disclose this fact. Refer to FASB ASC 280-10-50-21.

In future filings, the Company will disclose that the fluid handling and gas handling operating segments are aggregated into a single reportable segment,

* * * * *

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this letter or if you would like any additional information, please contact me at (301) 323-9005.

Very truly yours,

/s/ C. Scott Brannan
Colfax Corporation

By: C. Scott Brannan
Title: Senior Vice President, Finance, Chief Financial Officer and Treasurer